Exhibit 99.1

Jumia reports Second Quarter 2021 results

Increased investments in long-term growth

Orders increased by 13% year-over-year

Gross Profit after Fulfillment expense was up 16% year-over-year

Adjusted EBITDA loss increased by 15% year-over-year

Lagos, August 10, 2021 – Jumia Technologies AG (NYSE: JMIA) (“Jumia” or the “Company”) announced today its financial results for the second quarter ended June 30, 2021.

Results highlights for the second quarter 2021

	For the three months ended June 30
	As reported		YoY	As reported	Constant currency	YoY
In USD(1) million, except percentages	2020	2021	Change	2020	2021	Change
GMV	251.0	223.5	(11.0)%	251.0	216.7	(13.7)%
TPV	59.0	56.6	(4.0)%	59.0	56.5	(4.4)%
TPV as % of GMV	23.5%	25.3%		23.5%	26.1%

Gross Profit	25.6	26.8	4.4%	25.6	25.8	0.8%
Fulfillment expense	(19.0)	(19.1)	0.3%	(19.0)	(18.4)	(3.2)%
Gross Profit after Fulfillment expense	6.6	7.7	16.3%	6.6	7.4	12.4%
Sales and Advertising expense	(7.9)	(17.1)	115.0%	(7.9)	(17.0)	113.4%
Technology and Content expense	(7.8)	(8.4)	7.9%	(7.8)	(8.3)	7.3%
G&A expense, excluding SBC	(31.3)	(26.6)	(15.0)%	(31.3)	(26.7)	(14.7)%
Adjusted EBITDA	(36.2)	(41.6)	15.1%	(36.2)	(42.0)	16.2%
Operating Loss	(41.3)	(51.6)	24.7%	(41.3)	(52.5)	27.0%

(1) All numbers presented in USD as a result of functional and presentation currency changes effective April 1, 2021. Results highlights in EUR are provided in the appendix.

“We are executing on our acceleration strategy to drive usage growth on our platform and are encouraged to see early signs of success in our business, including posting our fastest growth rate in Orders in the past five quarters,” commented Jeremy Hodara and Sacha Poignonnec, Co-Chief Executive Officers of Jumia. “Over the past 18 months, we have significantly diversified our product category mix, improved our unit economics and strengthened our balance sheet. To build on this momentum and drive the long-term growth of our business, we increased investments this quarter in Sales and Advertising and Technology while continuing to expand our Gross profit after Fulfillment expense. While we start to see early signs of usage acceleration, these investments are long term in nature and we expect them to pay out over time, as we continue to execute on our strategy. Our current focus is on accelerating both e-commerce and fintech adoption, by engaging consumers and sellers into the variety of our services and making our platform even more compelling and relevant as part of their everyday lives.”

Functional currency change

Prior to April 1, 2021, the functional currency of Jumia Technologies AG was the Euro. The increase of our cash balances in USD as a result of our successive equity fund raisings, including the latest one in Q1 2021 required Jumia Technologies AG to reassess its functional currency from EUR to USD. The change in functional currency was accounted for prospectively from April 1, 2021. Also effective April 1, 2021, consistent with the change in functional currency for Jumia Technologies AG, the Group elected to change its presentation currency from EUR to USD. The change in presentation currency was accounted for retrospectively.

Comparative numbers have been modified to reflect the change in presentation currency. A convenience conversion into USD of selected historical financial and operating metrics has been provided in the appendix.

SECOND QUARTER 2021- BUSINESS HIGHLIGHTS

1.	SELECTED USAGE GROWTH INITIATIVES

We are currently focused on accelerating usage growth on our platform and are implementing a number of initiatives across the business to that effect. Our strategic initiatives to accelerate growth span all areas of the business and are informed by consumer insights as well as multiple pilots conducted over the past few months.

Sales and Advertising

We are ramping up our marketing investments across below-the-line and above-the-line channels to drive customer acquisition and retention. We have highlighted below selected initiatives across these channels:

●	Our below-the-line initiatives are focused on online performance channels such as Google and Facebook and cover all phases of our customer journey: awareness, new customer targeting, app installs as well as returning customers retargeting. We are increasing in 2021 the overall amount of marketing spend on these channels compared to 2020, leveraging the efficiency learnings from 2020. We also intend to implement a “full funnel” approach particularly on Facebook that goes beyond direct-response ads and includes more brand awareness campaigns with more engaging video content targeted towards relevant audiences. Lastly, we plan to further scale our social media influencers channel, on the back of the success of this channel as a customer education and acquisition tool in certain countries such as Egypt.
●	We are increasing our investments in offline marketing channels to drive even more brand visibility with “always-on” above-the-line campaigns. We are also leveraging geotargeting tools to identify under-penetrated areas and launch targeted out-of-home advertising.
●	We are deploying more consumer incentives and enhancing our consumer engagement strategy with the roll-out of our new CRM growth tool. We have developed and piloted a CRM tool based on a machine learning algorithm that allows for more refined audience targeting and more tailored push-notification content, allowing us to both reduce opt-outs and drive usage uplift.

Technology

We are increasing our technology investments to build more products and features aimed at increasing user engagement on our platform. We are planning to expand our current tech team of almost 250 professionals by increasing headcount in our Porto tech hub and our newly launched tech hub in Cairo, Egypt. Our Cairo hub will host over 100 tech professionals and will include dedicated teams to front-end projects. These projects include increasing the personalization of our onsite content, including homepage, product widgets, search etc. We also plan to plan to enhance our daily and weekly animations with dedicated teams to gamification content creation, flash sales and branding campaigns. In addition, we are planning to start developing selected social commerce features such as user generated content (e.g. video/picture upload in reviews) and more content features for sellers and influencers.

Commercial

Informed by customer insights and the strong momentum of these categories on our platform, we intend to further penetrate “every-day” product categories to drive customer acquisition and purchase frequency.

●	The grocery category is among the categories of focus for us and we are leveraging both our on-demand and e-commerce platforms to meet the variety of consumer needs in this space.
o	Our e-commerce platform caters to larger grocery basket sizes for planned purchases. We have accelerated the pace of seller and brand onboarding in this category. In Q2.2021 alone, we onboarded over 780 FMCG brands and sellers, taking the count of live product listings in this category from approximately 65,000 at June 30, 2020 to almost 100,000 at June 30, 2021.
o	Through our on-demand platform, Jumia Food, consumers can make ad-hoc purchases of grocery and FMCG items from convenience outlets and supermarkets for delivery within one hour. We are also piloting the use of dark stores or micro fulfillment centers located in high population density areas for the fulfillment of grocery orders.
●	Fashion continues to be the largest category in terms of items sold on Jumia and we remain focused on driving further assortment diversity and relevance, leveraging both local supply as well as our cross-border platform. In Q2.2021, we launched a partnership in Morocco with Modanisa, a leading fashion platform from Turkey and intend to roll it out in the future to more geographies in Africa.
●	Our product category assortment is carefully tailored to local customer preferences and we develop specific categories to meet local needs. In many countries in Africa and Ivory Coast in particular, agriculture is a core pillar of the economy and employs almost two thirds of the population according to the New Agriculturist journal. As a result, we have been building out the agriculture and farming product category in Ivory Coast, leveraging the depth of our logistics platform that reaches customers across the country, including rural areas. Best-selling products in this category in the second quarter of 2021 included agricultural sprayer pumps and poultry feeders.

2.	JUMIAPAY UPDATE

●	The largest state-owned bank in Egypt, National Bank of Egypt (NBE) obtained an approval in principle from the Central Bank of Egypt to offer certain services in partnership with our JumiaPay business line. The services are payment service provider (PSP), payment facilitation (PayFac) and payment aggregator (PA) for the processing of payments off-platform on behalf of third-party merchants in Egypt. These are significant developments for JumiaPay and allow us to deploy our payment services off-platform in Egypt, in partnership with NBE.
●	During the second quarter of 2021 we continued to drive the diversity of digital and financial services available to consumers on the JumiaPay app, adding 19 new services. For example, in Morocco, the Jawaz solution is now available to customers on JumiaPay allowing them to recharge their highway toll fees on the JumiaPay app without the need to stop at physical tolls on their journey.

3.	MONETIZATION UPDATE: Logistics services to third parties
●	Our newly launched offering of logistics services to third parties is experiencing very strong momentum with a record 1.3 million packages delivered in the second quarter of 2021 compared to half a million packages in the full year 2020, on behalf of over 300 clients. Logistics-as-a-service clients during the quarter included:
o	The United Nations Children’s Fund (UNICEF) in Ivory Coast: Jumia is collaborating with the UNICEF for the delivery of over 16 million Long-Lasting Impregnated Mosquito Net (LLIN) to households across over 100 remote health districts in Ivory Coast.
o	Fareast Mercantile Limited in Ghana: Far East Mercantile Ltd is a leading FMCG distribution company distributing 1,500 SKUs across Africa on behalf of several international and owned brands. Jumia is collaborating with Far East Mercantile Ltd for their line haulage to customers in Ghana.
o	Wema Bank, a fully digital bank based in Nigeria: Jumia is providing the delivery of card products via road and air freight to Wema Bank’s customers across Nigeria.

4.	IMPACT INITIATIVES
●	Jumia collaborated with the International Finance Corporation (IFC), alongside the European Commission and Kantar Public, on a report entitled Women and E-commerce in Africa, the first research of its kind in Africa. Covering entrepreneurs in Nigeria, Kenya and Ivory Coast, the report found that increasing the number of women selling on online platforms such as Jumia by providing them with training and financial support can significantly accelerate e-commerce growth on the continent over the coming years. Jumia is committed to further supporting women entrepreneurs, beyond providing them with a digital route to market, by helping them access credit to fund the growth of their ventures.
●	Helping our sellers, particularly SMEs, access financing through JumiaPay remains a key priority for us. We leverage the business and transactional data of our sellers to help financial institutions pre-score their credit on an anonymized basis and offer them short-term loans and working capital financing. The second quarter of 2021 was a record quarter in terms of loan origination with 456 loans disbursed as part of this initiative benefiting 349 unique sellers.
●	Jumia partnered with the International Alliance for Responsible Drinking (IARD) - a global partnership of the 12 leading beer, wine and spirits companies, including Pernod Ricard, ABInBev and Diageo – alongside 13 prominent global and regional online retailers, e-commerce and delivery platforms including JD.com, Mercado Libre and Uber Eats, to develop the first-ever global standards for the online sale and delivery of alcoholic beverages. This international initiative is focused on supporting consumers’ increasing demands for greater convenience with enhanced standards of responsibility to prevent sale to those underage and to reduce harmful drinking.

SELECTED OPERATIONAL KPIs

1.	Marketplace KPIs

	For the three months ended			For the six months ended
	June 30,		YoY	June 30,		YoY
	2020	2021	Change	2020	2021	Change
Annual Active Consumers (million)	6.8	7.0	3.3%	6.8	7.0	3.3%
Orders (million)	6.8	7.6	12.8%	13.2	14.3	8.2%
GMV (USD million)	251.0	223.5	(11.0)%	460.2	422.4	(8.2)%

●	Annual Active Consumers reached 7.0 million in the second quarter of 2021, up 3% year-over-year, as we continued to acquire new consumers and engage existing ones.
●	Orders reached 7.6 million, up 13% year-over-year. This was the fastest volume growth of the past 5 quarters. In terms of trends by categories, we observed the following:
o	Phones and electronics categories continued to see volume declines during the quarter while some of the essential categories such as beauty & personal care or FMCG faced tougher comps, having experienced very strong growth at the onset of the pandemic in the second quarter of 2020.
o	The fastest growing category on our platform was food delivery, which posted the highest ever number of quarterly orders, up almost 60% year-over-year and accounting for 22% of total orders on our platform during the quarter. Food delivery is the first area of the business where we deployed our growth acceleration efforts late last year to reignite usage growth after the disruption experienced at the onset of the pandemic.
●	GMV was $223.5 million, down 11% on a year-over-year basis and 14% on a constant currency basis. FX effects were a tailwind for USD GMV performance this quarter as the currencies of a number of countries such as Ivory Coast, Morocco and South Africa appreciated against the USD this year compared to last year. In terms of trends by product category, we observed the following:
o	Continued diversification of GMV in favor of everyday categories. Phones & electronics went from accounting for 43% of the GMV in the second quarter of 2020 to 37% of GMV in the second quarter of 2021. These categories continued to see GMV year-over-year declines on our platform in the second quarter of 2021 due to multiple factors including supply disruption and muted consumer demand due to the high-ticket size, discretionary nature of these items.
o	Non-physical goods business i.e. food delivery and the digital and financial services offered via JumiaPay are experiencing very strong momentum, contributing 14% of GMV in the second quarter of 2021 compared to 9% in the second quarter of 2020. The fastest growing category in GMV terms is financial and digital services offered via JumiaPay. This category posted its largest ever quarterly GMV in the second quarter of 2021, up more than 60% compared to the second quarter of 2020 which itself was a strong quarter, up 56% compared to the second quarter of 2019. This strong growth was fueled by triple digit growth in the financial services category, notably the distribution of microloans underwritten by third party financial institutions, as well as gaming vouchers and subscriptions.

●	The COVID-19 situation in Africa remains in flux with continued operating environment uncertainty as governments continuously adjust their lockdown responses to the pandemic.

We also expect the economic challenges induced by the pandemic to negatively impact consumer sentiment and spending power. Regardless of macro dislocation we may face in the near term, we have significant opportunity to meaningfully accelerate usage growth on our platform and we are encouraged to see early signs of acceleration in multiple areas of the business.

2.	JumiaPay KPIs

	For the three months ended			For the six months ended
	June 30,		YoY	June 30,		YoY
	2020	2021	Change	2020	2021	Change
TPV (USD million)	59.0	56.6	(4.0)%	98.2	108.3	10.4%
JumiaPay Transactions (million)	2.4	2.7	12.1%	4.7	5.1	9.5%

●	TPV decreased by 4% - on both constant currency and currency adjusted bases - from $59.0 million in the second quarter of 2020 to $56.6 million in the second quarter of 2021, in parallel with the decrease in GMV. On-platform penetration of JumiaPay as a percentage of GMV increased to 25.3% in the second quarter of 2021 from 23.5% in the second quarter of 2020. Multiple countries within our footprint have reached significantly higher penetration rates with Nigeria and Egypt surpassing 40% of TPV penetration as % of GMV in the first half of 2021.
●	JumiaPay Transactions increased by 12% from 2.4 million in the second quarter of 2020 to 2.7 million in the second quarter of 2021, the fastest Transactions growth rate of the past 4 quarters. JumiaPay Transactions growth was supported by accelerating volume growth in the business, in the food delivery category in particular.

Overall, 35.4% of Orders placed on the Jumia platform in the second quarter of 2021 were completed using JumiaPay, compared to 35.6% in the second quarter of 2020.

SELECTED FINANCIAL INFORMATION

	For the three months ended			For the six months ended
	June 30,		YoY	June 30,		YoY
(USD million)	2020	2021	Change	2020	2021	Change
Revenue	38.5	40.2	4.6%	70.7	73.2	3.5%
Marketplace revenue	26.0	26.2	0.6%	47.1	50.5	7.4%
Commissions	9.9	9.3	(6.5)%	17.6	18.4	4.6%
Fulfillment	8.4	8.3	(1.6)%	15.5	16.9	8.7%
Marketing & Advertising	2.2	2.6	18.1%	3.5	4.5	29.1%
Value Added Services	5.4	6.0	10.1%	10.4	10.7	3.0%
First Party revenue	12.1	13.0	7.2%	23.0	20.8	(9.8)%
Other revenue	0.4	1.1	204.9%	0.7	1.9	194.3%

Gross Profit	25.6	26.8	4.4%	45.9	51.3	11.8%

Fulfillment expense	(19.0)	(19.1)	0.3%	(36.6)	(36.2)	(1.0)%
Sales and Advertising expense	(7.9)	(17.1)	115.0%	(17.7)	(26.8)	51.1%
Technology and Content expense	(7.8)	(8.4)	7.9%	(15.7)	(16.7)	6.2%
General and Administrative expense ("G&A")	(34.2)	(34.2)	0.1%	(67.7)	(64.4)	(4.9)%
of which Share Based Compensation ("SBC")	(2.9)	(7.6)	165.3%	(9.5)	(13.4)	41.3%
G&A expense, excluding SBC	(31.3)	(26.6)	(15.0)%	(58.3)	(51.1)	(12.3)%

Adjusted EBITDA	(36.2)	(41.6)	15.1%	(75.5)	(74.2)	(1.7)%

Operating loss	(41.3)	(51.6)	24.7%	(89.6)	(92.2)	2.9%

Revenue

●	First Party revenue increased by 7% in the second quarter of 2021 compared to the second quarter of 2020. We tactically undertook business on a first party basis during the quarter, particularly in the FMCG category, to complement the product assortment available to our consumers within selected sub-categories. Shifts in the mix between first party and marketplace activities trigger substantial variations in our Revenue as we record the full sales price net of returns as First Party revenue and only commissions and fees in the case of Marketplace revenue. Accordingly, we steer our operations not on the basis of our total Revenue, but rather on the basis of Gross profit, as changes between third-party and first-party sales are largely eliminated at the Gross profit level.
●	Marketplace revenue reached $26.2 million in the second quarter of 2021 and was stable compared to the second quarter of 2020.
o	Commissions and fulfillment revenue decreased by 7% and 2% respectively year-over-year, as a result of targeted actions to support usage growth, including higher consumer price incentives and shipping discounts.
o	Value Added Services revenue increased by 10% year-over-year, the fastest growth rate of the past 6 quarters. This was a result of increased volumes on our platform and hence higher shipping contributions collected from sellers as well as increased take-up by sellers of our warehousing services, particularly cross-border sellers who leverage our local storage facilities to reduce delivery times for consumers.
o	Marketing & Advertising revenue increased by 18%, supported by robust growth of our sponsored products ad solution. We are constantly enhancing the user experience and relevance of our ad products to drive increased click-through-rates, via better audience segmentation, innovative ad placement and overall improved ad operations and analytics.

Gross Profit

Gross profit increased by 4% to $26.8 million in the second quarter of 2021 from $25.6 million in the second quarter of 2020, ahead of marketplace revenue growth as a result of reduced marketplace cost of sales. On a constant currency basis, Gross profit in the second quarter of 2021 increased by 1% year-over-year.

Fulfillment Expense

●	Fulfillment expense remained stable in the second quarter of 2021 on a year-over-year basis despite an acceleration in Orders as the increase in freight & shipping costs was offset by staff costs savings and increased efficiencies in our fulfillment centers.
●	During the second quarter of 2021, Gross profit after Fulfillment expense reached $7.7 million compared to $6.6 million in the second quarter of 2020, in parallel with the increase in Gross profit.
●	Lastly, the pass-through of our Fulfillment expense, measured as the ratio of the sum of Fulfillment and Value Added Services revenue over Fulfillment expense, increased from 73% in the second quarter of 2020 to 75% in the second quarter of 2021, mainly due to higher pass-through of fulfillment costs to sellers.

Sales and Advertising Expense

Sales and Advertising expense increased by 115% to $17.1 million in the second quarter of 2021 from $7.9 million in the same period last year, as we increased marketing investments across channels to accelerate usage growth. This expense was in line with the Sales and Advertising expense in the second quarter of 2019, which reached $16.7 million.

Technology and Content Expense

Technology and Content expense increased by 8% to $8.4 million in the second quarter of 2021 from $7.8 million in the same period last year, as we increased our technology investments to support the growth of our e-commerce and payment activities.

General and Administrative Expense

General & Administrative expense, excluding SBC, reached $26.6 million in the second quarter of 2021, down 15% on a year-over-year basis. This trend was mostly attributable to a decrease in provisions, particularly as the second quarter of 2020 included $5mm of provision for class action settlement.

Operating loss

●	Adjusted EBITDA loss was $41.6 million in the second quarter of 2021, up 15% year-over-year, mostly as a result of increases in Sales and Advertising and Technology and Content expenses, partially offset by savings in General and Administrative expense, excluding SBC, and increased Gross profit after Fulfillment expense.
●	Operating loss was $51.6 million, up 25% year-over-year as a result of the increases in Adjusted EBITDA loss as well as Share-Based Compensation expense, reflecting the impact of the 2020 and 2021 grants.
●	On a constant currency basis, Adjusted EBITDA loss and Operating loss increased by 16% and 27% on a year-over-year basis respectively.

Cash Position

At the end of June 30, 2021, we had $637.7 million of cash on our balance sheet. Cash used in operating and investing activities was $27.4 million, supported by a positive working capital effect of $12.6 million as a result of an increase in payables related to the Jumia Anniversary campaign that took place in June 2021.

GUIDANCE

We are focused on accelerating usage growth on our platform alongside the development JumiaPay and are investing in our business to that effect. In the second half of 2021, we expect to increase our investments in Sales and Advertising, Technology and staff costs expenses as compared to the second half of 2020.

The ongoing COVID-19 pandemic as well as the ensuing macroeconomic challenges result in substantial uncertainty concerning our operating environment and financial outlook. This may be further exacerbated by instances of social protests or political disruption, as experienced in South Africa in July 2021 for example.

CONFERENCE CALL AND WEBCAST INFORMATION

Jumia will host a conference call today, August 10, 2021 at 8:30 a.m. U.S. Eastern Time to discuss Jumia’s results. Details of the conference call are as follows:

US Toll Free: 888-506-0062

International: 973-528-0011

UK Toll Free: 0800 520 0845

Entry Code: 682452

A live webcast of the earnings conference call can be accessed on the Jumia Investor Relations website: https://investor.jumia.com/

An archived webcast will be available following the call.

(UNAUDITED)

Consolidated statement of comprehensive income as of June 30, 2020 and 2021

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
In thousands of USD	2020	2021	2020	2021
Revenue	38,463	40,241	70,725	73,229
Cost of revenue	12,842	13,485	24,820	21,888
Gross profit	25,621	26,756	45,905	51,341
Fulfillment expense	19,022	19,082	36,575	36,219
Sales and advertising expense	7,944	17,081	17,733	26,800
Technology and content expense	7,760	8,372	15,676	16,655
General and administrative expense	34,202	34,236	67,718	64,427
Other operating income	2,026	445	2,372	659
Other operating expense	65	5	169	75
Operating loss	(41,346)	(51,575)	(89,594)	(92,176)
Finance income, net	(779)	1,821	2,130	20,043
Finance costs	666	1,739	1,835	4,027
Loss before Income tax	(42,791)	(51,493)	(89,299)	(76,160)
Income tax expense	528	(303)	654	(27)
Loss for the period	(43,319)	(51,190)	(89,953)	(76,133)
Attributable to:
Equity holders of the Company	(43,261)	(51,184)	(89,821)	(76,120)
Non-controlling interests	(58)	(6)	(132)	(13)
Loss for the period	(43,319)	(51,190)	(89,953)	(76,133)
Other comprehensive income/loss to be classified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations - net of tax	24,270	16,179	31,595	(35,184)
Other comprehensive income / (loss) on net investment in foreign operations - net of tax	(21,785)	(16,352)	(33,593)	18,905
Other comprehensive income / (loss)	2,485	(173)	(1,998)	(16,279)
Total comprehensive loss for the period	(40,834)	(51,363)	(91,951)	(92,412)
Attributable to:
Equity holders of the Company	(40,759)	(51,342)	(91,813)	(92,408)
Non-controlling interests	(75)	(21)	(138)	(4)
Total comprehensive loss for the period	(40,834)	(51,363)	(91,951)	(92,412)

(UNAUDITED)

Consolidated statement of financial position as of December 31, 2020 and June 30, 2021

	As of
	December 31,	June 30,
In thousands of USD	2020	2021
Assets
Non-current assets
Property and equipment	20,308	19,832
Intangible assets	542	427
Deferred tax assets	125	916
Other non-current assets	1,688	1,552
Total Non-current assets	22,663	22,727
Current assets
Inventories	8,221	11,413
Trade and other receivables	13,146	13,804
Income tax receivables	779	1,256
Other taxes receivables	3,782	3,132
Prepaid expenses	12,761	10,872
Term deposits and other current assets	1,215	1,038
Cash and cash equivalents	373,931	637,655
Total Current assets	413,835	679,170
Total Assets	436,498	701,897
Equity and Liabilities
Equity
Share capital	219,843	231,239
Share premium	1,478,230	1,736,469
Other reserves	143,871	147,373
Accumulated losses	(1,566,600)	(1,571,257)
Equity attributable to the equity holders of the Company	275,344	543,824
Non-controlling interests	(447)	(447)
Total Equity	274,897	543,377
Liabilities
Non-current liabilities
Non-current borrowings	9,750	9,302
Deferred tax liabilities	61	8
Provisions for liabilities and other charges – non-current	442	553
Deferred income – non-current	1,019	1,247
Total Non-current liabilities	11,272	11,110
Current liabilities
Current borrowings	3,638	3,498
Trade and other payables	75,770	72,176
Income tax payables	14,026	13,584
Other taxes payable	12,662	13,972
Provisions for liabilities and other charges	39,004	38,891
Deferred income	5,229	5,289
Total Current liabilities	150,329	147,410
Total Liabilities	161,601	158,520
Total Equity and Liabilities	436,498	701,897

(UNAUDITED)

Consolidated statement of cash flows as of June 30, 2020 and 2021

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
In thousands of USD	2020	2021	2020	2021
Loss before Income tax	(42,791)	(51,493)	(89,299)	(76,160)
Depreciation and amortization of tangible and intangible assets	2,294	2,340	4,641	4,642
Impairment losses on loans, receivables and other assets	2,343	1,432	3,576	2,026
Impairment losses on obsolete inventories	179	339	438	669
Share-based payment expense	2,866	7,602	9,453	13,356
Net (gain)/loss from disposal of tangible and intangible assets	—	(1)	11	30
Change in provision for other liabilities and charges	6,332	839	7,695	1,826
Lease modification (income)/expense	5	—	1	(7)
Interest (income)/expenses	241	375	168	736
Net foreign exchange (gain)/loss	1,587	(76)	76	(15,163)
(Increase)/Decrease in trade and other receivables, prepayments and VAT receivables	5,849	(3,000)	7,343	(2,361)
(Increase)/Decrease in inventories	(3)	(2,200)	(874)	(3,868)
Increase/(Decrease) in trade and other payables, deferred income and VAT payables	8,458	18,631	1,334	13,851
Income taxes paid	(529)	(875)	(1,044)	(1,196)
Net cash flows used in operating activities	(13,169)	(26,087)	(56,481)	(61,619)
Cash flows from investing activities
Purchase of property and equipment	(505)	(1,510)	(1,006)	(1,952)
Proceeds from disposal of property and equipment	1	1	3	11
Purchase of intangible assets	(10)	—	(10)	(18)
Interest received	42	63	141	111
Movement in other non-current assets	21	68	85	96
Movement in term deposits and other current assets	(233)	65	69,285	166
Net cash flows (used in) / from investing activities	(684)	(1,313)	68,498	(1,586)
Cash flows from financing activities
Interest settled - financing	(30)	(20)	(52)	(29)
Payment of lease interest	(423)	(399)	(729)	(789)
Repayment of lease liabilities	(1,373)	(2,353)	(2,790)	(2,974)
Equity transaction costs	(339)	(2,644)	(339)	(7,547)
Capital contributions	—	103,498	—	348,646
Proceeds from exercise of share options	321	—	321	—
Net cash flows (used in) / from financing activities	(1,844)	98,082	(3,589)	337,307
Net decrease/increase in cash and cash equivalents	(15,697)	70,682	8,428	274,102
Effect of exchange rate changes on cash and cash equivalents	1,170	(2,461)	(3,373)	(10,378)
Cash and cash equivalents at the beginning of the period	210,261	569,434	190,679	373,931
Cash and cash equivalents at the end of the period	195,734	637,655	195,734	637,655

Forward Looking Statements

This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS and Other Financial and Operating Metrics

Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.

This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including Annual Active Consumers, Orders and GMV. We define Annual Active Consumers, Orders, GMV, Total Payment Volume, JumiaPay Transactions and Adjusted EBITDA as follows:

Annual Active Consumers means unique consumers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns.

We believe that Annual Active Consumers is a useful indicator for adoption of our offering by consumers in our markets.

Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.

We believe that the number of orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.

GMV corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period.

We believe that GMV is a useful indicator for the usage of our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.

We use Annual Active Consumers, Orders and GMV as some of many indicators to monitor usage of our platform.

Total Payment Volume (“TPV”) corresponds to the total value of orders for products and services for which JumiaPay was used including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns, for the relevant period.

We believe that TPV, which corresponds to the share of GMV for which JumiaPay was used, provides a useful indicator of the development, and adoption by consumers, of the payment services offerings we make available, directly and indirectly, through JumiaPay.

JumiaPay Transactions corresponds to the total number of orders for products and services on our marketplace for which JumiaPay was used, irrespective of cancellations or returns, for the relevant period.

We believe that JumiaPay Transactions provides a useful indicator of the development, and adoption by consumers, of the cashless payment services offerings we make available for orders on our platform irrespective of the monetary value of the individual transactions.

We use TPV and the number of JumiaPay Transactions to measure the development of our payment services and the progressive conversion of cash on delivery orders into prepaid orders.

Adjusted EBITDA corresponds to loss for the period, adjusted for income tax expense (benefit), finance income, finance costs, depreciation and amortization and further adjusted for share-based payment expense.

Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the period, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Management uses Adjusted EBITDA:

•

as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•	to evaluate the performance and effectiveness of our strategic initiatives; and
•	to evaluate our capacity to expand our business.

Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:

•	Adjusted EBITDA does not reflect our share-based payments, income tax expense (benefit) or the amounts necessary to pay our taxes;
•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period.

The following table provides a reconciliation of loss for the period to Adjusted EBITDA for the periods indicated:

	For the three months ended		For the six months ended
	June 30,		June 30,
(USD million)	2020	2021	2020	2021
Loss for the period	(43.3)	(51.2)	(90.0)	(76.1)
Income tax expense	0.5	(0.3)	0.7	(0.0)
Net Finance costs / (income)	1.4	(0.1)	(0.3)	(16.0)
Depreciation and amortization	2.3	2.3	4.7	4.6
Share-based payment expense	2.9	7.6	9.5	13.4
Adjusted EBITDA	(36.2)	(41.6)	(75.5)	(74.2)

Constant currency data

Certain metrics have also been presented on a constant currency basis. We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effects.

Constant currency metrics are calculated using the average monthly exchange rates for each month during 2020 and applying them to the corresponding months in 2021, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. Constant currency information is not a measure calculated in accordance with IFRS. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.

The following table sets forth the constant currency data for selected metrics.

	For the three months ended June 30
	As reported		YoY	As reported	Constant currency	YoY
In USD million, except percentages	2020	2021	Change	2020	2021	Change
GMV	251.0	223.5	(11.0)%	251.0	216.7	(13.7)%
TPV	59.0	56.6	(4.0)%	59.0	56.5	(4.4)%
TPV as % of GMV	23.5%	25.3%		23.5%	26.1%

Gross Profit	25.6	26.8	4.4%	25.6	25.8	0.8%
Fulfillment expense	(19.0)	(19.1)	0.3%	(19.0)	(18.4)	(3.2)%
Gross Profit after Fulfillment expense	6.6	7.7	16.3%	6.6	7.4	12.4%
Sales and Advertising expense	(7.9)	(17.1)	115.0%	(7.9)	(17.0)	113.4%
Technology and Content expense	(7.8)	(8.4)	7.9%	(7.8)	(8.3)	7.3%
G&A expense, excluding SBC	(31.3)	(26.6)	(15.0)%	(31.3)	(26.7)	(14.7)%
Adjusted EBITDA	(36.2)	(41.6)	15.1%	(36.2)	(42.0)	16.2%
Operating Loss	(41.3)	(51.6)	24.7%	(41.3)	(52.5)	27.0%

Euro comparative data

Prior to April 1, 2021, the presentation currency of the Group was the Euro. For convenience purposes, the table below sets forth selected operational and financial metrics in Euros for the three-month period ending June 30, 2021.

	For the three months ended June 30
	As reported		YoY
In € million, except percentages	2020	2021	Change
GMV	228.3	185.5	(18.8)%
TPV	53.6	47.0	(12.2)%
TPV as % of GMV	23.5%	25.3%

Marketplace revenue	23.6	21.7	(8.0)%
Gross Profit	23.3	22.2	(4.6)%
Fulfillment expense	(17.3)	(15.8)	(8.4)%
Gross Profit after Fulfillment expense	6.0	6.4	6.3%
Sales and Advertising expense	(7.2)	(14.2)	96.4%
Technology and Content expense	(7.1)	(6.9)	(1.5)%
G&A expense, excluding SBC	(28.5)	(22.1)	(22.3)%
Adjusted EBITDA	(32.9)	(34.6)	5.1%
Operating Loss	(37.6)	(42.8)	13.9%

Functional currency considerations

The change in functional currency is applied on a prospective basis beginning with the second quarter of 2021. The following tables provide a convenience USD translation of prior periods operational and financial metrics.

Selected operational and financial metrics

	For the three months ended														For the FY
In thousands of USD	March 31, 2019		June 30, 2019		September 30, 2019		December 31, 2019		March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	2019	2020
GMV	242,839	(1)	295,910	(1)	290,490	(1)	324,840	(1)	209,154	251,019	219,268	275,056	198,875	223,498	1,154,078	954,497
TPV	23,521		29,230		35,614		50,773		39,128	59,032	56,026	70,097	51,708	56,641	139,138	224,282
TPV as % of GMV	9.7%		9.9%		12.3%		15.6%		18.7%	23.5%	25.6%	25.5%	26.0%	25.3%	12.1%	23.5%
Revenue	35,674		43,638		45,525		54,703		32,262	38,463	39,302	49,339	32,988	40,241	179,540	159,366
Marketplace revenue	17,784		19,212		21,910		28,907		21,045	26,008	27,264	32,769	24,367	26,174	87,813	107,086
Commissions	5,861		6,041		6,767		9,328		7,663	9,945	10,147	11,785	9,116	9,298	27,997	39,540
Fulfillment	5,663		6,410		8,152		9,837		7,116	8,398	9,612	11,866	8,600	8,262	30,062	36,992
Marketing & Advertising	988		1,514		1,734		2,579		1,284	2,217	1,782	3,517	1,903	2,617	6,815	8,800
Value Added Services	5,272		5,247		5,257		7,163		4,982	5,448	5,723	5,601	4,748	5,997	22,939	21,754
First Party revenue	17,672		24,279		23,348		25,556		10,922	12,095	11,479	15,930	7,791	12,968	90,855	50,426
Other revenue	218		147		267		240		295	360	559	640	830	1,099	872	1,854
Cost of revenue	18,367		24,701		24,416		27,111		11,978	12,842	12,227	16,350	8,403	13,485	94,595	53,397
Gross profit	17,307		18,937		21,109		27,592		20,284	25,621	27,075	32,989	24,585	26,756	84,945	105,969
Fulfillment expense	17,291		19,764		23,066		26,512		17,552	19,022	19,436	23,104	17,137	19,082	86,633	79,114
Sales and Advertising expense	13,499		16,721		15,314		17,173		9,788	7,944	7,321	12,010	9,719	17,081	62,707	37,063
Technology and Content expense	6,663		7,524		7,771		8,570		7,916	7,760	7,417	8,688	8,284	8,372	30,528	31,781
General and Administrative expense ("G&A")	31,541		50,536		36,257		43,449		33,518	34,202	26,932	37,369	30,191	34,236	161,783	132,021
of which Share Based Compensation ("SBC")	4,896		23,154		7,827		5,838		6,587	2,866	4,037	11,220	5,754	7,602	41,715	24,710
of which Depreciation and amortization	1,926		1,997		2,332		2,596		2,352	2,306	2,206	2,413	2,297	2,341	8,851	9,277
Other operating income	69		754		761		595		347	2,026	777	647	215	445	2,179	3,797
Other operating expense	45		159		141		209		104	65	5	(58)	70	5	554	116
Adjusted EBITDA	(44,841)		(49,862)		(50,520)		(59,292)		(39,308)	(36,174)	(27,016)	(33,844)	(32,550)	(41,632)	(204,515)	(136,342)
Operating loss	(51,663)		(75,013)		(60,679)		(67,726)		(48,247)	(41,346)	(33,259)	(47,477)	(40,601)	(51,575)	(255,081)	(170,329)
Finance income, net	688		(99)		4,929		(1,087)		2,909	(779)	1,209	2,281	18,222	1,821	4,431	5,620
Finance costs, net	943		950		(126)		1,117		1,169	666	5,292	8,896	2,288	1,739	2,884	16,023
Loss before Income tax	(51,918)		(76,062)		(55,624)		(69,930)		(46,507)	(42,791)	(37,342)	(54,092)	(24,667)	(51,493)	(253,534)	(180,732)
Income tax expense	91		204		(236)		584		127	528	905	1,426	276	(303)	643	2,986
Loss for the period	(52,009)		(76,266)		(55,388)		(70,514)		(46,634)	(43,319)	(38,247)	(55,518)	(24,943)	(51,190)	(254,177)	(183,718)
Attributable to:
Equity holders of the Company	(51,933)		(76,168)		(55,285)		(70,369)		(46,560)	(43,261)	(38,173)	(55,688)	(24,936)	(51,184)	(253,755)	(183,682)
Non-controlling interests	(76)		(98)		(103)		(145)		(74)	(58)	(74)	170	(7)	(6)	(422)	(36)

(1) Adjusted for perimeter changes: exit of Cameroon, Rwanda, Tanzania and the travel activities and improper sales practices.

	For the three months ended
In thousands of USD	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
Assets
Non-current assets
Property and equipment	17,419	19,027	19,057	19,551	19,783	19,010	18,182	20,308	18,857	19,832
Intangible assets	120	79	66	53	44	24	594	542	482	427
Deferred tax assets	196	199	191	122	—	115	120	125	120	916
Other non-current assets	1,568	1,747	1,582	1,691	1,579	1,564	1,586	1,688	1,629	1,552
Total Non-current assets	19,303	21,052	20,896	21,417	21,406	20,713	20,482	22,663	21,088	22,727
Current assets
Inventories	12,347	15,977	11,221	11,210	9,944	10,192	9,014	8,221	9,467	11,413
Trade and other receivables	14,976	22,869	15,294	18,995	14,298	12,837	11,803	13,146	114,530	13,804
Income tax receivables	840	909	808	813	1,206	890	1,100	779	922	1,256
Other taxes receivables	5,362	6,005	6,983	6,051	7,916	6,731	6,161	3,782	3,885	3,132
Prepaid expenses	14,090	9,704	9,269	14,123	13,622	8,628	7,029	12,761	12,365	10,872
Term deposits and other current assets	3	70,003	70,001	70,005	463	720	1,218	1,215	1,087	1,038
Cash and cash equivalents	148,322	308,478	247,871	190,679	210,261	195,734	172,518	373,931	569,434	637,655
Total Current assets	195,940	433,945	361,447	311,876	257,710	235,732	208,843	413,835	711,690	679,170
Total Assets	215,243	454,997	382,343	333,293	279,116	256,445	229,325	436,498	732,778	701,897
Equity and Liabilities
Equity
Share capital	112,228	178,244	171,181	175,868	172,496	178,973	190,118	219,843	231,238	231,239
Share premium	920,777	1,157,413	1,111,550	1,141,997	1,120,105	1,143,321	1,193,827	1,478,230	1,736,461	1,736,469
Other reserves	92,405	118,693	115,419	127,449	129,543	132,069	137,021	143,871	130,006	147,373
Accumulated losses	(1,034,399)	(1,133,296)	(1,134,507)	(1,239,991)	(1,261,282)	(1,331,845)	(1,428,578)	(1,566,600)	(1,520,287)	(1,571,257)
Equity attributable to the equity holders of the Company	91,011	321,054	263,643	205,323	160,862	122,518	92,388	275,344	577,418	543,824
Non-controlling interests	(231)	(329)	(416)	(574)	(637)	(706)	(813)	(447)	(430)	(447)
Total Equity	90,780	320,725	263,227	204,749	160,225	121,812	91,575	274,897	576,988	543,377
Liabilities
Non-current liabilities
Non-current borrowings	6,761	7,444	7,230	6,871	8,062	7,533	7,955	9,750	9,359	9,302
Deferred tax liabilities	—	—	—	—	—	—	—	61	8	8
Provisions for liabilities and other charges – non-current	666	709	355	253	287	312	362	442	503	553
Deferred income – non-current	—	1,575	1,412	1,347	1,219	1,141	1,082	1,019	867	1,247
Total Non-current liabilities	7,427	9,728	8,997	8,471	9,568	8,986	9,399	11,272	10,737	11,110
Current liabilities
Current borrowings	3,869	4,028	3,971	3,427	3,195	3,431	3,017	3,638	3,786	3,498
Trade and other payables	65,054	71,061	59,295	63,310	52,981	56,113	61,450	75,770	72,250	72,176
Income tax payables	12,101	11,429	10,551	11,278	10,944	10,947	12,011	14,026	13,584	13,584
Other taxes payable	8,472	6,535	6,239	5,014	6,407	9,097	10,618	12,662	12,797	13,972
Provisions for liabilities and other charges	23,173	24,406	25,245	30,325	31,029	38,012	35,911	39,004	38,396	38,891
Deferred income	4,367	7,085	4,818	6,719	4,767	8,047	5,344	5,229	4,240	5,289
Total Current liabilities	117,036	124,544	110,119	120,073	109,323	125,647	128,351	150,329	145,053	147,410
Total Liabilities	124,463	134,272	119,116	128,544	118,891	134,633	137,750	161,601	155,790	158,520
Total Equity and Liabilities	215,243	454,997	382,343	333,293	279,116	256,445	229,325	436,498	732,778	701,897

	For the three months ended										For the FY
In thousands of USD	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	2019	2020
Loss before Income tax	(51,918)	(76,062)	(55,624)	(69,930)	(46,507)	(42,791)	(37,342)	(54,092)	(24,667)	(51,493)	(253,534)	(180,732)
Depreciation and amortization of tangible and intangible assets	1,926	1,998	2,287	2,640	2,347	2,294	2,228	2,413	2,302	2,340	8,851	9,282
Impairment losses on loans, receivables and other assets	518	1,795	647	3,651	1,232	2,343	397	1,056	594	1,432	6,611	5,028
Impairment losses on obsolete inventories	231	168	418	(508)	260	179	237	(137)	330	339	309	539
Share-based payment expense	4,896	23,154	7,827	5,838	6,587	2,866	4,037	11,220	5,754	7,602	41,715	24,710
Net (gain)/loss from disposal of tangible and intangible assets	11	(192)	(4)	19	11	—	1	(31)	31	(1)	(166)	(19)
Change in provision for other liabilities and charges	686	1,060	1,668	4,176	1,362	6,332	(3,167)	1,699	988	839	7,590	6,226
Lease modification (income)/expense	—	—	—	—	(4)	5	(65)	(2)	(7)	—	—	(66)
Interest (income)/expenses	274	(52)	(561)	(425)	(73)	241	253	279	361	375	(764)	700
Net foreign exchange (gain)/loss	(84)	1,087	(4,398)	2,239	(1,511)	1,587	4,827	7,215	(15,087)	(76)	(1,156)	12,118
(Increase)/Decrease in trade and other receivables, prepayments and VAT receivables	(8,340)	(5,715)	7,093	(10,331)	1,495	5,849	3,299	(4,523)	639	(3,000)	(17,293)	6,120
(Increase)/Decrease in inventories	(1,887)	(3,524)	3,708	1,133	(871)	(3)	1,242	1,639	(1,668)	(2,200)	(570)	2,007
Increase/(Decrease) in trade and other payables, deferred income and VAT payables	9,138	1,629	(10,320)	5,020	(7,125)	8,458	227	1,391	(4,779)	18,631	5,467	2,951
Income taxes paid	(60)	(1,212)	(156)	(19)	(515)	(529)	(526)	317	(321)	(875)	(1,447)	(1,253)
Net cash flows used in operating activities	(44,609)	(55,866)	(47,415)	(56,497)	(43,312)	(13,169)	(24,352)	(31,556)	(35,530)	(26,087)	(204,387)	(112,389)
Cash flows from investing activities											—	—
Purchase of property and equipment	(770)	(1,633)	(1,651)	(2,280)	(500)	(505)	(511)	(763)	(442)	(1,510)	(6,334)	(2,279)
Proceeds from disposal of property and equipment	—	9	4	44	2	1	—	21	9	1	57	24
Purchase of intangible assets	(1)	(1)	(33)	(87)	(1)	(10)	(548)	(36)	(18)	—	(122)	(595)
Proceeds from sale of intangible assets	—	248	2	1	—	—	—	—	—	—	251	—
Interest received	(1)	606	47	292	99	42	592	150	48	63	944	883
Movement in other non-current assets	14	(269)	3	(123)	64	21	1	(29)	28	68	(375)	57
Movement in term deposits and other current assets	—	(70,000)	(1)	(1)	69,519	(233)	(454)	30	101	65	(70,002)	68,862
Net cash flows (used in) / from investing activities	(758)	(71,040)	(1,629)	(2,154)	69,183	(684)	(920)	(627)	(274)	(1,313)	(75,581)	66,952
Cash flows from financing activities											—	—
Interest settled - financing	—	—	(88)	63	(22)	(30)	21	(8)	(9)	(20)	(25)	(39)
Payment of lease interest	(367)	(500)	81	(530)	(306)	(423)	(378)	(413)	(390)	(399)	(1,316)	(1,520)
Repayment of lease liabilities	(880)	(634)	(1,356)	(1,366)	(1,416)	(1,373)	(640)	(1,141)	(621)	(2,353)	(4,236)	(4,570)
Equity transaction costs	(3,110)	(1,122)	(1,223)	(2,780)	—	(339)	(140)	(12,297)	(4,903)	(2,644)	(8,235)	(12,776)
Capital contributions	85,845	286,203	5	(17)	—	—	—	243,202	245,148	103,498	372,036	243,202
Proceeds from exercise of share options	—	—	—	—	—	321	301	125	—	—	—	747
Net cash flows (used in) / from financing activities	81,488	283,947	(2,581)	(4,630)	(1,744)	(1,844)	(836)	229,468	239,225	98,082	358,224	225,044
Net decrease/increase in cash and cash equivalents	36,121	157,041	(51,625)	(63,281)	24,127	(15,697)	(26,108)	197,285	203,421	70,682	78,256	179,607
Effect of exchange rate changes on cash and cash equivalents	(2,964)	3,115	(8,982)	6,089	(4,545)	1,170	2,892	4,128	(7,918)	(2,461)	(2,742)	3,645
Cash and cash equivalents at the beginning of the period	115,165	148,322	308,478	247,871	190,679	210,261	195,734	172,518	373,931	569,434	115,165	190,679
Cash and cash equivalents at the end of the period	148,322	308,478	247,871	190,679	210,261	195,734	172,518	373,931	569,434	637,655	190,679	373,931